First Half 2007 Results

22 August 2007

PT Indosat Tbk

JSX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

Rp35.32 trillion (As of 30 June 2007)

Issued shares

5,433,933,500 (after 5:1 Stock Split & Issuance of ESOP)

Share Price

Rp6,500 (As of 30 June 2007)

Hi/Lo (3 mo) Rp7,050/Rp6,250

Major Shareholders (As of 30 June 2007)

Indonesia Communications Ltd     39.96%

Indonesia Communications Pte.      0.85%

Government of Indonesia              14.29%

Public                                             44.90%

IDR  to  USD Conversion

1 USD = Rp9,054 (30 June 2007)

Board of Directors

President Director –Johnny Swandi Sjam

Deputy Pres. Dir. - Kaizad B. Heerjee

Jabotabek & Corp Sales Dir. – Fadzri Sentosa

Marketing Dir. – Guntur S. Siboro

Regional Sales Dir. – Syakieb A. Sungkar

Network Dir. – Raymond Tan

Information Technology  Dir – Roy Kannan

Finance Dir./CFO – Wong Heang Tuck

Corporate Svc. Dir. –  Wahyu Wijayadi

Major Consolidated Subsidiaries

PT Aplikanusa Lintasarta  (72.36%)

PT Indosat Mega Media (99.85%)

Indosat Singapore Pte Ltd (100%)

Indosat Finance Company BV (100%)

Indosat International Finance

Company BV (100%)

PT Starone Mitra Telekomunikasi (55.36%)

Corporate and Bond Ratings

Moodys

:Ba1/Stable for Local Currency

:Ba3/Positive (review for upgrade)

 for Senior Unsecured Foreign

 Currency

S&P

:BB/Stable/NR for Corporate Credit

:BB/Senior Unsecured Foreign

 Currency
Pefindo

:idAA+/Stable for Obligation

:idAA+/Stable for Sukuk Ijarah

Financial Summary

For Period Ended 30 June

In Rp Billion	1H -2006	1H -2007	(%) Change
Operating Revenues	5,767.1	7,690.2	33.3%
Operating Expense	4,199.3	5,662.2	34.8%
Operating Income	1,567.8	2,028.0	29.4%
Net Income	548.8	845.1	54.0%
EBITDA	3,306.1	4,053.0	22.6%

Financial Ratios

	Formula	1H-2006	1H-2007
EBITDA Margin	EBITDA / Operating Revenues	57.3%	52.7%
Interest Coverage	EBITDA/Interest Expense	536.7%	648.7%
Debt to EBITDA	(Debt + Procurement Payable) / EBITDA (Annualized)	220.8%	231.2%
Net Debt to Equity	Net Debt / Total Equity	56.0%	53.4%

Highlights of the 1H-2007

•

As noted in the 1Q-2007 release that starting this year, Indosat reported its revenue on a gross basis. The following is the comparative figure if we use previous (net) reporting format.

	1H-2006	1H-2007	Change (%)
Account (In Rp billion)	5,767.1	7,067.2	22.5%
Revenue	3,306.1	4,053.0	22.6%
EBITDA	57.33%	57.35%	0.02%

•

Indosat has been continuing its growth momentum since 3Q 2006. Operating revenues in the 1H-2007 was almost Rp.7.7 trillion or reflecting a growth of 33.3% over the same period last year. Net profit also grew by 54.0% accordingly.

•

Over the same period last year, cellular revenues grew by 37.4% in the 1H-2007 due to increase in subscriber base reaching 20 million representing a 44.3% growth on a year-on-year basis and a 19.8% growth over the subscriber base at the end of December 2006. It shows the results from our strategy to improve marketing innovation improve distribution system and expedite network roll out.

•

Cellular, fixed data (Multimedia, data communications and internet) and fixed voice services contributed 77%, 13% and 10% respectively to operating revenues.

•

Fixed data services revenues was Rp.1,018.7 billion, an 9.9% growth compared to the same period last year primarily due to increase revenues in Internet, Leased Line and IP VPN.

•

Fixed voice services revenues was Rp.774.4 billion, an increase of 41.1% compared to same period last year due to increase in international call (IDD) revenue and due to increase in fixed wireless services revenue.

Investor Relations Division

PT Indosat Tbk.

Jl Medan Merdeka Barat 21

Jakarta – Indonesia

Ph+62213869614/300030001

Fax : +62 21 3804045

E-mail : investor@indosat.com

http://www.indosat.com

INDOSAT REPORTED FIRST HALF 2007

OPERATING AND FINANCIAL RESULTS WITH LIMITED REVIEW REPORTS

Jakarta, 22 August 2007 PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated First Half Year 2007 limited review of financial and operational results reports from its independent auditor (Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global). The Company recorded operating revenues and operating income for the period ended 30 June 2007 amounting to Rp.7,690.2 billion and Rp.2,028.0 billion respectively. Net income was recorded as Rp.845.1 billion. Cellular, Fixed Data (MIDI), and Fixed Voice services contributed 77%, 13% and 10% to operating revenues, respectively.

The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

FINANCIAL & OPERATIONAL RESULTS

Operating revenues

Cellular services. In the First Half Year 2007, Indosat recorded cellular operating revenues of Rp.5,897.1 billion, an increase of 37.4% from Rp.4,290.8 billion in the First Half Year 2006 due to increase in subscriber base. Using the net reporting format, our cellular operating revenues would be Rp.5,455.8 billion, an increase of 27.1% from the same period of last year. As of 30 June 2007 Indosat reached 20 million subscribers or a total net add of 3.3 million subscribers from end of 2006.

Fixed Data (MIDI) services. Operating revenues from fixed data services grew 9.9%, from Rp927.3 billion in 1H-2006 to Rp.1,018.7 billion in 1H-2007. The increase in fixed data revenues was primarily due to increase revenues in Internet, leased lines and IP VPN.

Fixed Voice services. Operating revenues from Fixed Voice services increased from Rp.548.9 billion to Rp.774.4 billion or grew by 41.1% on a year-on-year basis due to increase in international call (IDD) revenue and fixed wireless services revenue. The increase in IDD revenue was driven by increase in IDD traffic mainly in incoming traffic. On a net basis, the growth of fixed voice revenues would be 8.0% from Rp548.9 billion in the first half 2006 to Rp592.7 billion in the first half 2007.

Operating expenses

Operating expenses increased by Rp.1,462.9 billion, or 34.8%, from Rp.4,199.3 billion in the 1H-2006 to Rp.5,662.2 billion for the 1H-2007. The change are mostly due to the new reporting format for the interconnection/compensation and an increase in depreciation & amortization, personnel, administration & general, marketing, maintenance, leased circuit and cost of services expense.

Compensation expenses. It increased by Rp.598.5 billion or 329.4% from Rp.181.7 billion in the 1H-2006 to Rp.780.3 billion for the 1H-2007. The increase in compensation expenses was primarily due to a change in reporting format of the interconnection expense. If we use the previous reporting format, compensation expenses decreased by 13.5% which was mainly driven by larger on-net traffic and lower interconnection expenses resulted from new cost based interconnection tariff which is implemented since January 2007.

Depreciation and amortization expenses. It increased by Rp.286.6 billion or 16.5% from Rp.1,738.4 billion in the 1H-2006 to Rp.2,025.0 billion for the 1H-2007. The depreciation expenses increased was due to the increase in capital expense mainly in cellular equipments.

Personnel expenses. It increased by Rp.187.2 billion, or 30.7%, from Rp.610.2 billion in 1H-2006 to Rp.797.5 billion in 1H- 2007. Personnel expenses grew primarily due to increases in yearly employee remunerations including income tax and early retirement costs.

Administration & General expenses. It increased by Rp52.7 billion or 16.7%, from Rp316.0 billion in 1H-2006 to Rp368.6 billion in 1H-2007. The increase was due to increase in professional fee, traveling and utilities.

Marketing expenses. It increased by Rp.132.0 billion or 71.1%, from Rp.185.6 billion in 1H-2006 to Rp.317.6 billion in 1H-2007. The increase was due to aggressive marketing campaigns & promotion and intensive loyalty programs

Maintenance expenses. It increased by Rp.89.5 billion, or 32.9%, from Rp.272.1 billion in 1H-2006 to Rp.361.7 billion in 1H-2007. Maintenance expenses grew in line with new equipments installed including  increase in additional number of building & spare parts.

Leased Circuit Expenses. It increased by Rp.9.3 billion, or 10.0%, from Rp.92.6 billion in 1H- 2006 to Rp.101.9 billion in 1H-2007. Leased circuit expenses grew primarily due to internet circuit and transponder leasing in relation to increase in Fixed Data (MIDI) services and cellular services.

Cost of Services Expenses. It increased by Rp.107.0 billion, or 13.3%, from Rp.802.7 billion in 1H- 2006 to Rp.909.7 billion in 1H-2007. The increase was due to increase in frequency fee, rental sites and utilities site as the impact of cellular expansion.

Other expenses

Indosat recorded an increase in other expenses from Rp.744.5 billion in 1H-2006 to Rp.828.3 billion in 1H-2007 due to the followings:.

Gain (Loss) on Foreign Exchange-Net. Indosat recorded a loss in net-foreign exchange of Rp.30.8 billion in the 1H- 2007 compared to a gain of Rp.141.9 billion in 1H-2006 due to weakening of the Rp against the US Dollar during the first half of the year compared to strengthening of Rp against US Dollar during first half of last year.

Gain (Loss) on change in fair value of derivative-net. We experiences decrease in derivative loss by Rp.124.3 billion or 58.0%, from Rp.214.5 billion in 1H-2006 to Rp.90.1 billion in 1H-2007. The decrease was due to appreciation of Rupiah in 1H-2006 (compare to year end 2005), while depreciation Rupiah in 1H-2007 (compare to year end 2006).

Interest income. It decreased from Rp.119.3 billion in 1H-2006 to Rp.82.0 billion in 1H- 2007 due to the decrease in the average cash balances as the impact large capital expenses and decreased in the average interest rate.

Financing cost. It slightly decreased by 0.7% from Rp.644.4 billion in 1H-2006 to Rp.639.5 billion in 1H-2007, due to the repayment of Bond Indosat-I in April 2006.

EBITDA and EBITDA margin

Indosat recorded 1H-2007 EBITDA of Rp.4,053.0 billion or increased by 22.6% compared to same period in 2006. The 1H-2007 EBITDA margin was 57.35% or increase from 57.33% in 1H 2006.

Net income

Indosat recorded 1H-2007 net income of Rp.845.1 billion or increased by 54.0% compared to the same period in 2006.

Status of debt

As of 30 June 2007, the Company had outstanding debt of Rp14,758.8 billion which includes loans payable (including current maturities and unamortized debts issuance cost) of Rp1,956.3 billion and bonds payable (including current maturities, unamortized bonds/notes issuance cost and unamortized notes discount) of Rp12,802.5 billion. The debt composition was USD denominated of 35.23% and Rupiah denominated of 64.77%. The portion of Rupiah debt increased as we recently issued Rupiah Bond V and Sukuk Ijarah II in May 2007. We had hedging facility amounting to USD400.0 million or representing 68.92% of our USD denominated borrowings. While the cash position as at 30 June 2007 was Rp6,560.8 billion, therefore the net debt was Rp8,198 billion.

The profile outstanding debts are as follows:

Facility	Amount	Maturity	Interest Rate
INDOSAT
Bonds II (Rp billion)	1,075	2007 and 2032	Series A Fixed 15.75% p.a., Series B Fixed 16% p.a. and Series C Floating maximum 18.5% p.a. and minimum 15% p.a.
Syariah Mudharabah (Rp billion)	175	2007	Revenue-sharing
Bonds III (Rp billion)	2,500	2008 and 2010	Series A Fixed 12.5% p.a. and Series B Fixed 12.875% p.a.
Bonds IV (Rp billion)	815	2011	Fixed 12.0% p.a.
Syariah Ijarah (Rp billion)	285	2011	Fixed Ijarah Return amounting to Rp8.55 payable on a quarterly basis
Guaranteed Notes I (US$ Million)	300	2010	Fixed 7.75% p.a.
Guaranteed Notes II (US$ Million)	250	2012	Fixed 7.125% p.a.
Syndicated Loans – Mandiri (Rp billion)	120.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loans – BNI (Rp billion)	517.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loan – BCA (Rp billion)	611.8	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Finnish Export Credit Facility (US$ Million)	30.4	2011	Fixed 4.15% p.a.
Bonds V (Rp billion)	2,600	2014 and 2017	Series A Fixed 10.2% p.a. and Series B Fixed 10.65% p.a.
Sukuk Ijarah II (Rp billion)	400	2014	Fixed Ijarah Return amounting to Rp10.2 payable on a quarterly basis
Goldman Sachs International (“GSI”) (Rp billion)	434.3	2013	Fixed annual rate 8.75% times Rp434.3 billion. Fixed annual rate 6.45% times US$50 million if GSI exercise its option on the beginning of 5th year.
LINTASARTA
Loans payable from Niaga (Rp billion)	51.0	2007 - 2009	3-month time deposit rate guaranteed by BI or annual rate of 3-month Certificate of Bank Indonesia + 2.75% up to 3.5%
Limited Bonds (Rp billion)	56.4*	2009 & 2007	Floating maximum 19% p.a. and minimum 11% p.a.

*After elimination of limited bonds issued to the Company

For the purpose of revenue sharing calculation on Indosat’s Syariah Bond, the table below presented consolidated satellite revenue and IM2’s Internet revenues as the basis for revenue sharing calculation.

Revenues In Mio Rp	1H-06	1H-07	Change %
Internet (from IM2)	187,485	201,061	7.2%
Satellite (Indosat Consolidated)	68,074	43,272	-36.4%

Capital expenditures

In 1H-2007, Indosat committed Rp8,900.7 billion for capital expenditure in 1H-2007 with the following breakdown: (i)Rp7,906.0 billion for cellular network, (ii) Rp652.0 billion for fixed telecom, fixed data and backbone, (iii)Rp316.4 billion for network and IT  and (iv) Rp26.3 billion for Regionals and Properties

For 2007, Indosat plans to spend the capital expenditure of at least US$1 Billion of which around 80% will be allocated for cellular business.

Network Development Updates

In 1H-2007, we have installed 1,145 new BTSs, and as a result, our BTSs as of June 30, 2007 were 8,366. Our coverage with this new BTS installation would have covered all provinces, 416 Regencies or 95% of total regencies in Indonesia and 2742 districts or 51% of total districts in Indonesia. As of 1H 2006, we operate 6.248 BTS, 167 base station controllers and 47 mobile switching centers.

As of 30 June	End 2006	1H 2007	New
Base Stations	7,221	8,366	1,145
Base station controllers	177	195	18
Mobile switching centers	49	51	2

Cellular Marketing initiatives

We launched new cellular marketing initiatives in 1H-2007 which mainly consist of the following.

a.

Indosat launched new umbrella for Mentari campaign called as “Mentari Seru”. This campaign is continuing promotion for a “double free talk”, which is consist of 2 days free night talk for every Rp.25,000 Top Up or above and Rp.10,000 free talk for the same day if customers uses their pulses minimum Rp.10,000. The free night talk can be uses to call to other Mentari customers. The Rp.10.000 free talk program ended at June 1, 2007 while the free night talk program for every Rp25.000 reload will be valid until January 8, 2008.

b.

In April 1, 2007 Indosat launched a new marketing initiative which is called Mentari 50. The program offers Mentari customers to have competitive tariff for only Rp. 50 per 30 second during weekend (Friday, Saturday and Sunday) for 4 Mentari registered customers. The program will be valid until August 31, 2007.

c.

In May 4, 2007 Indosat launched another new product for IM3 customers which is called IM3 Super Voucher 200 SMS. This product voucher offers IM3 customers to Top Up their SMS balance by paying only Rp. 8 thousand for 200 SMS.

d.

Indosat intended to acquire more subscribers in specific area by offering IM3 flat tariff Rp. 400 per 30 second to all local calls. The program is offered for IM3 customers outside Java except Batam, Lampung and Pontianak. The program will be valid until January 8, 2008.

e.

Indosat has launched 3.5G services in 16 cities. With Full HSDPA technology, data transfer can reach up to 3.6 Mbps or nine times faster than regular 3G.

f.

Besides those benefits, starting January 2007, Indosat offered Mentari and IM3 customers to receive SMS bonuses for every reloads. The program will be valid until September 30, 2007.

g.

We continue the retention and loyalty program called Poin Plus Plus. This initiative is an appreciation for all GSM and CDMA Indosat customers through a mechanism of point collection based on reload for prepaid customers, billing for postpaid customers and customer lifetime. Their point collection will be determined as usages multiply by their subscription period. Customers will get 1 point for every Rp. 100 usage or reload. Points can be exchanged with various type of rewards i.e. pulse, SMS and I-Ring. Points can also be utilized to enter competitions to win cars, handset and other various rewards periodically. The program will be valid until December 31, 2007.

Fixed Data (MIDI) Services

During Second Quarter of 2007, high speed leased circuit and IP-VPN services mainly contributed significant growth on top of operational and revenue performance.

In June, 2007, Indosat introduced INIX (Indosat National Internet Exchange), Domestic Broadband Internet Traffic Services with affordable price. INIX has become alternative solution for domestic internet which generally uses international routing. By using INIX services, accessing local information through internet connection can be faster and efficient since it directly connected to domestic internet network with no necessity to go through international network.

In June, 2007 Indosat appointed Thales Alenia Space France (TASF) to build and launch the Palapa-D Satellite which will be launched in year 2009 and has service life time of 15 years. Palapa-D Satellite will replace Palapa-C2 Satellite which will be expired in 2011 placed in slot 113° BT. Based on Thales Alenia Space Spacebus 4000B3 platform, Palapa-D Satellite will have larger capacity compared to Palapa-C2 Satellite of which it has 24 standard C-band, 11 extended C-band and 5 Ku-band transponders, with coverage of Indonesia, ASEAN countries, Asian countries, Middle East and Australia.

In June 2007, Indosat and PCCW have signed the agreement to provide MPLS VPN Interconnection. This agreement is set for the purpose of interconnection and extending both Indosat and PCCW respective MPLS-enabled Protocol networks and expanding the range of services each company.

Fixed Voice Services

International call services

Indosat recorded total international call traffic of Indosat of 702.2 million minutes, an increase of 31.4% compared to the same period last year driven by growth of incoming international call.

In April 2007, Indosat launched promotion program for FlatCall services which offered IDD tariff of Rp.85 per 6 second (including airtime and VAT) to Indosat cellular customers when they dial IDD calls using 01016 access code. This program is applied for calls generated from Indosat GSM & Fixed Wireless customers to top 15 destination countries dec

Fixed Wireless Access Services

As of 30 June 2007 Indosat fixed wireless access subscriber base were 483,360 comprised of 27,931 postpaid subscribers and 455,429 prepaid subscribers. The blended ARPU was Rp35,391 derived from Postpaid ARPU of Rp.187,114 and Prepaid ARPU of Rp.26,477.

Indosat launched a competitive program for Starone which offers cheap local calls Rp.19 per minutes to all Starone customers until end of October 2007.

RECENT DEVELOPMENTS

Strong Signal Campaign (“Sinyal Kuat Campaign”)

In mid July 2007, Indosat re-launched “Strong Signal” Campaign which shows Indosat commitment to expand its services and improve its service quality as well as providing strong signal and more services and features for both postpaid and prepaid customers.

Asian Football Cup (AFC) NCS

Indosat has become the Official Partner of Asian Football Confederation in Asian Cup for TV broadcasting the event  to 16 international television broadcasters around the world.

Disclaimer:

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 30 June 2006 and 2007

DESCRIPTION	Unit	YTD	YTD	Growth
		Ended	Ended
		30 June 2006	30 June 2007
		1	2	3=(2-1)/1
CELLULAR

Prepaid	subs	(713,250)	3,249,862	555.6%
Postpaid	subs	60,711	52,017	-14.3%
Total Net Additions	subs	(652,539)	3,301,879	606.0%

Prepaid	subs	13,122,796	19,128,642	45.8%
Postpaid	subs	737,118	877,876	19.1%
Total Cellular Subscribers	subs	13,859,914	20,006,518	44.3%

ARPU Postpaid	Rp	50,944	47,939	-5.9%
ARPU Prepaid	Rp	208,730	184,079	-11.8%
ARPU Blended	Rp	59,030	54,326	-8.0%
BTS (2G & 3G)	Unit	6,248	8,366	33.9%
MOU Blended	Minutes	46.8	46.3	-1.1%

MIDI
Indosat : (Accumulated Numbers)
Wholesale
International High Speed Leased Circuit	cct/64k	7,816	19,211	145.8%
Domestic High Speed Leased Circuit	cct/64k	37,638	50,491	34.1%
Satellite Transponder Leased (external usage)	#transp	12.3	13.7	11.4%
Datacom
International High Speed Leased Circuit	cct/64k	861	1,031	19.7%
Domestic High Speed Leased Circuit	cct/64k	6,381	8,983	40.8%
Frame relay	port	982	824	-16.1%
IPVPN	cct/64k	4,214	5,958	41.4%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)	link	1,226	1,071	-12.6%
Frame Relay	access	4,381	4,609	5.2%
VSAT	terminal	1,775	1,674	-5.7%
IPVPN	link	2,565	3,691	43.9%

IM2
Internet Dial Up	user	28,883	24,638	-14.7%
Internet Dedicated	link	1,149	1,360	18.4%
IPVPN	link	159	305	91.8%

IDD

Outgoing Traffic	000 min	72,193	125,002	73.1%
Incoming Traffic	000 min	462,260	577,215	24.9%
Total Traffic	000 min	534,453	702,217	31.4%
I/C Ratio	-	6.40	4.62	-27.9%

Fixed Wireless

Prepaid	subs	188,575	455,429	141.5%
Postpaid	subs	19,476	27,931	43.4%
Total Subscribers	subs	208,051	483,360	132.3%
ARPU Prepaid	Rp	29,276	26,477	-9.6%
ARPU Postpaid	Rp	239,383	187,114	-21.8%
ARPU Blended	Rp	46,518	35,391	-23.9%

EMPLOYEES
Indosat and its subsidiaries	person	7,787	7,648	-1.8%
(Including non permanent employees)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 AS OF JUNE 30, 2006 AND 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2006	2007
	Rp	Rp	Us$ (1)

ASSETS

CURRENT ASSET
Cash and cash equivalents	3,671.5	6,560.8	724.6
Short-term investments - net of allowance	9.3	-	-
Accounts receivable – net of allowance
Trade
Related parties
PT Telkom Tbk	67.6	86.2	9.5
Others	160.2	123.6	13.7
Third parties	1,039.8	1,067.4	117.9
Others
Related parties	0.0	-	-
Third parties	12.6	13.4	1.5
Inventories	101.7	102.3	71.5
Derivative assets	3.6	25.3	23.8
Advances	31.6	30.0	27.7
Prepaid taxes	876.7	1,014.2	924.5
Prepaid expenses	247.5	255.8	178.7
Other current assets	51.9	47.8	26.1
Total Current Assets	6,722.7	5,629.6	617.4

NON-CURRENT ASSETS
Due from related parties – net of allowance	33.2	21.9	2.4
Deferred tax assets - net	47.3	72.3	8.0
Investment in associated companies – net of allowance	0.4	0.3	0.0
Other long-term investments – net of allowance	2.7	2.7	0.3
Property and equipment - net	23,341.4	26,539.8	2,931.3
Goodwill and other intangible assets - net	2,827.6	2,463.1	272.0
Long-term receivables	114.2	101.9	11.3
Long-term prepaid pension - net of current portion	235.5	227.6	25.1
Long-term advances	241.0	742.2	82.0
Others	311.0	397.5	43.9
Total Non-current Assets	27,154.2	30,569.2	3,376.3

TOTAL ASSETS	33,367.5	39,726.1	4,387.7

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on June 30, 2007 of Rp9,054 to US$ 1 (in full amounts)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2006 AND 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2006	2007
	Rp	Rp	US$ (1)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable – trade
Related parties	19.8	2.7	0.3
Third parties	219.5	304.4	33.6
Dividend Payable	815.3	714.3	78.9
Procurement payable	2,969.0	3,983.3	439.9
Taxes payable	120.5	259.2	28.6
Accrued expenses	856.5	1,144.9	126.5
Unearned income	517.9	612.6	67.7
Deposits from customers	75.8	108.8	12.0
Derivative liabilities	96.2	288.3	31.8
Current maturities of:
Loans payable	127.9	1,354.6	149.6
Bonds payable	5.5	1,050.0	116.0
Other current liabilities	26.0	45.5	5.0
Total Current Liabilities	5,850.0	9,868.6	1,090.0

NON-CURRENT LIABILITIES
Due to related parties	12.5	15.7	1.7
Deferred tax liabilities - net	1,006.3	1,263.1	139.5
Loans payable - net of current maturities
Related parties	632.9	-	-
Third parties	937.4	601.6	66.4
Bonds payable - net of current maturities	9,929.5	11,752.5	1,298.0
Other non-current liabilities	589.4	594.8	65.7
Total Non-Current Liabilities	13,108.1	14,227.7	1,571.4

MINORITY INTEREST	184.7	286.9	31.7

STOCKHOLDERS’ EQUITY
Capital stock	540.1	543.4	60.0
Premium on capital stock	1,392.1	1,546.6	170.8
Difference in transactions of equity changes in
associated companies / subsidiaries	403.8	403.8	44.6
Stock options	39.6	-	-
Difference in foreign currency translation	0.3	1.2	0.1
Retained earnings
Appropriated	66.2	80.3	8.9
Unappropriated	11,234.0	11,922.5	1,316.8
Net income this period	548.8	845.1	93.3
Total Retained earnings	11,848.9	12,847.9	1,419.0
Total Stockholders’ Equity	14,224.8	15,342.8	1,694.6

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	33,367.5	39,726.1	4,387.7

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on June 30, 2007 of Rp9,054 to US$ 1 (in full amounts)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars, except share data)

DESCRIPTION	Years
	Ended June 30,
	2006	2007		Growth (2)
	Rp	Rp	US $ (1)

OPERATING REVENUES
Cellular	4,290.8	5,897.1	651.3	37.4%
Multimedia, Data Communication, Internet (“MIDI”)	927.3	1,018.7	112.5	9.9%
Fixed telecommunication	548.9	774.4	85.5	41.1%
TOTAL OPERATING REVENUES	5,767.1	7,690.2	849.4	33.3%

OPERATING EXPENSES
Depreciation and amortization	1,738.4	2,025.0	223.7	16.5%
Personnel	610.2	797.5	88.1	30.7%
Compensation to telecommunications carriers and service providers	181.7	780.3	86.2	329.4%
Administration and general	316.0	368.6	40.7	16.7%
Maintenance	272.1	361.7	39.9	32.9%
Marketing	185.6	317.6	35.1	71.1%
Leased circuits	92.6	101.9	11.3	10.0%
Other costs of services	802.7	909.7	100.5	13.3%
TOTAL OPERATING EXPENSES	4,199.3	5,662.2	625.4	34.2%

OPERATING INCOME	1,567.8	2,028.0	224.0	29.4%

OTHER INCOME (EXPENSES)
Gain (loss) on foreign exchange - net	119.3	82.0	9.1	-31.3%
Interest income	(644.4)	(639.5)	(70.6)	-0.7%
Financing cost	(113.3)	(113.3)	(12.5)	0.0%
Gain (loss) on change in fair value of derivatives - net	(214.5)	(90.1)	(10.0)	-58.0%
Amortization of goodwill	141.9	(30.8)	(3.4)	-121.7%
Others - net	(33.7)	(36.5)	(4.0)	8.5%
TOTAL OTHER INCOME (EXPENSES)	(744.5)	(828.3)	(91.5)	11.2%

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	(0.1)	0.0	0.0	-100.0%

INCOME BEFORE INCOME TAX	823.2	1,199.7	132.5	45.7%

INCOME TAX EXPENSE
Current	116.3	340.4	37.6	192.8%
Deferred	137.6	(3.4)	(0.4)	-102.4%
TOTAL INCOME TAX EXPENSE	253.9	337.0	37.2	32.8%

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	569.3	862.7	95.3	51.5%

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(20.5)	(17.6)	(1.9)	-14.5%

NET INCOME	548.8	845.1	93.3	54.0%

BASIC EARNINGS PER SHARE	101.99	155.53	0.02	52.5%

DILUTED EARNINGS PER SHARE	100.46	155.53	0.02	54.8%

BASIC EARNINGS PER ADS (50 B shares per ADS)	5,099.47	7,776.56	0.86	52.5%

DILUTED EARNINGS PER ADS	5,022.97	7,776.56	0.86	54.8%

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on June 30, 2007 of Rp9,054 to US$ 1 (in full amounts)

(2)

Percentage changes may vary due to rounding.